

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Craig A. Lampo
Chief Financial Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492

> **Re: Amphenol Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 9, 2022**
> **File No. 001-10879**

Dear Craig A. Lampo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing